                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Odyssey Re Holdings Corp.
                           -------------------------
                                (Name of Issuer)

                          Common Stock $.01 par value
                          ---------------------------
                         (Title of Class of Securities)

                                   67612W108
                                   ---------
                                 (CUSIP Number)

                                Eric P. Salsberg
                       Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                       Toronto, Ontario, Canada, M5J 2N7
                           Telephone: (416) 367-4941
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - With a copy to -

                                 Brice T. Voran
                              Shearman & Sterling
                              Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                 March 3, 2003
                                 -------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67612W108               13D                        PAGE 1  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    V. PREM WATSA


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 2  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    1109519 ONTARIO LIMITED


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    ONTARIO, CANADA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 3  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    THE SIXTY TWO INVESTMENT COMPANY LIMITED


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    BRITISH COLUMBIA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 4  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    810679 ONTARIO LIMITED


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    ONTARIO, CANADA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 5  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    FAIRFAX FINANCIAL HOLDINGS LIMITED


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 6  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    FFHL GROUP LTD.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 7  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    FAIRFAX INC.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    WYOMING

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        52,364,400

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            52,364,400

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,364,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     80.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 8  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    FAIRFAX FINANCIAL (US) LLC


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        4,300,000

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            4,300,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,300,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.6

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 9  OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    TIG HOLDINGS, INC.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        48,000,000

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            48,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     73.8

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 10 OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    TIG INSURANCE GROUP


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CALIFORNIA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        48,000,000

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            48,000,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,000,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     73.8

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 11 OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    TIG INSURANCE COMPANY


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    CALIFORNIA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        8,622,000

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            8,622,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,622,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.3

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

CUSIP NO. 67612W108               13D                        PAGE 12 OF 12 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    ORH HOLDINGS INC.


--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        6,178,000

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            6,178,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,178,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO

--------------------------------------------------------------------------------

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, and ORH Holdings Inc. (such schedule, as amended, the "Schedule 13D") in relation to shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp. ("Shares"). This Amendment No. 1 relates to the purchase by Fairfax Financial Holdings Limited, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the "Purchased Shares") in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax Financial Holdings Limited issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the "Exchangeable Notes"), which are exchangeable into 4,300,000 Shares.

     The following amendments to Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby made.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

     1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

     2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

     3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

     4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

     5. Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

     6. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

     7. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 305 Madison Avenue, Morristown, NJ 07962;

     8. Fairfax Financial (US) LLC ("Fairfax LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Fairfax. The sole member of Fairfax LLC is Fairfax Inc. The principal business of Fairfax LLC is as a holding company. The principal business address and principal office address of Fairfax LLC is 5205 North O'Connor Blvd., Irving, Texas 75039;

     9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

     10. TIG Insurance Group, a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

     11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039; and

     12. ORH Holdings Inc. ("ORH"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of ORH is as a holding company. The principal business address and principal office address of ORH is 300 First Stamford Place, Stamford, Connecticut 06902.

     Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, FFHL Group Ltd., Fairfax Inc., Fairfax LLC, TIG Holdings, Inc., TIG Insurance Group, TIG, or ORH that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

     The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director, or each member of the board of managers, as applicable, of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J or K, as the case may be, and such Annexes are incorporated herein by reference.

     Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

     During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J or K have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "On March 3, 2003, Fairfax LLC purchased the Purchased Shares from NMS Services (Cayman) Inc. (the "Purchaser"), an affiliate of Bank of America, N.A., as purchaser under the Master Note Purchase Agreement (as defined below). In exchange for the Purchased Shares, Fairfax LLC issued to the Purchaser $78,045,000 aggregate principal amount of Exchangeable Notes, which are exchangeable into 4,300,000 Shares. In addition, in connection with the purchase of the Purchased Shares, Fairfax has agreed to reimburse the Purchaser for certain costs."

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "The Purchased Shares have been acquired by Fairfax for investment purposes and in order for Odyssey Re Holdings Corp. ("OdysseyRe") to be included in Fairfax's U.S.

consolidated tax group so as to more quickly use Fairfax's future income tax asset and to allow for the cash flow benefit of receiving tax sharing payments from OdysseyRe.

     The Reporting Persons have the following plans and proposals:

     (a) The Reporting Persons currently do not intend to acquire or dispose of Shares, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in OdysseyRe, including the price and availability of the Shares, subsequent developments affecting OdysseyRe's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in OdysseyRe;

     (b) The Reporting Persons have no plans or proposals to cause OdysseyRe to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of OdysseyRe or any of its subsidiaries;

     (c) The Reporting Persons have no plans or proposals to cause OdysseyRe or any of its subsidiaries to sell or transfer a material amount of assets;

     (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of OdysseyRe, whether through a change in the number or term of directors or otherwise;

     (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of OdysseyRe;

     (f) The Reporting Persons have no plans or proposals to cause OdysseyRe to make any other material change in its business or corporate structure;

     (g) The Reporting Persons have no plans or proposals to cause OdysseyRe to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of OdysseyRe by any person;

     (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

     (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

     (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this
Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

     (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

     (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J or K beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

     To the best knowledge of the Reporting Persons, the following persons beneficially own the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

     Andrew A. Barnard: 179,784
     Anthony Griffiths: 5,000

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

     (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J or K has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

     Pursuant to a master note purchase agreement among Fairfax LLC, the Purchaser, Fairfax, as guarantor, and Banc of America Securities LLC, as agent, dated as of March 3, 2003 (the "Master Note Purchase Agreement"), in consideration for the Purchased Shares, Fairfax LLC issued (1) $39,022,500 aggregate principal amount of Exchangeable Notes that are exchangeable into 2,150,000 Shares at the option of the Purchaser on any business day during the two week period ending December 3, 2004 (the "Exchange Period End Date" for such Exchangeable Notes) and (2) $39,022,500 aggregate principal amount of Exchangeable Notes that are exchangeable into 2,150,000 Shares at the option of the Purchaser on any business day during the two week period ending March 2, 2005 (the "Exchange Period End Date" for such Exchangeable Notes). In addition, under the Master Note Purchase Agreement, the Exchangeable Notes are exchangeable at the option of the Purchaser if at any time prior to the applicable Exchange Period End Date (a) OdysseyRe shall declare either (i) a dividend on the Shares to be paid in property other than cash or Shares or (ii) a quarterly cash dividend in excess of $0.03 per Share or (b) Fairfax LLC fails to reimburse the Purchaser for certain costs. The performance of Fairfax LLC's obligations under the Exchangeable Notes has been guaranteed by Fairfax and, pursuant to a pledge agreement among Fairfax LLC, the Purchaser, and Banc of America Securities LLC, as agent, dated as of March 3, 2003 (the "Pledge Agreement"), secured by a pledge of the Purchased Shares in favor of the Purchaser.

     OdysseyRe has entered into a registration rights agreement with TIG and ORH. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIG and ORH on up to three different occasions. Each of TIG and ORH may also require OdysseyRe to file registration statements on Form S-3. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIG and ORH in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. Under the agreement, OdysseyRe also provides TIG and ORH with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act.

     Messrs. Andrew A. Barnard, James F. Dowd, Winslow W. Bennett, Robbert Hartog, and Anthony Griffiths have been granted stock options to purchase Shares in the amount of 40,000, 15,000, 5,000, 5,000, and 5,000, respectively, under the OdysseyRe 2002 Stock Incentive Plan."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:


     1. Registration Rights Agreement dated June 19, 2001 between Odyssey Re Holdings Corp., TIG Insurance Company and ORH Holdings Inc. (Previously filed).

     2.   Master Note Purchase Agreement dated as of March 3, 2003.

     3. Promissory Note ("Note 1") in the amount of $39,022,500 due February 28, 2010 exchangeable into 2,150,000 Shares.

     4. Promissory Note ("Note 2") in the amount of $39,022,500 due February 28, 2010 exchangeable into 2,150,000 Shares.

     5.   Note Purchase Confirmation No. 1 relating to the purchase of Note 1.

     6.   Note Purchase Confirmation No. 2 relating to the purchase of Note 2.

     7.   Pledge Agreement dated as of March 3, 2003.

     8. Joint filing agreement dated as of March 5, 2003 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, and ORH Holdings Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 5th day of March, 2003.

                                  v. PREM WATSA



                                  /s/ V. Prem Watsa
                                  ----------------------------------------------



                                  1109519 ONTARIO LIMITED



                                  By: /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President



                                  THE SIXTY TWO INVESTMENT COMPANY LIMITED



                                  By: /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President



                                  810679 ONTARIO LIMITED



                                  By: /s/ V. Prem Watsa
                                      ------------------------------------------
                                      Name:  V. Prem Watsa
                                      Title: President

                                  FAIRFAX FINANCIAL HOLDINGS LIMITED



                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President, Corporate Affairs



                                  FFHL GROUP LTD.



                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President




                                  FAIRFAX INC.



                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President



                                  FAIRFAX FINANCIAL (US) LLC.



                                  By: /s/ Bradley P. Martin
                                      ------------------------------------------
                                      Name:  Bradley P. Martin
                                      Title: Vice President



                                  TIG HOLDINGS, INC.


                                  By: /s/ Eric P. Salsberg
                                      ----------------------------------------
                                       Name:   Eric P. Salsberg
                                       Title:  Vice President

                                  TIG INSURANCE GROUP


                                  By: /s/ Scott Donovan
                                      ------------------------------------------
                                      Name:  Scott Donovan
                                      Title: President



                                  TIG INSURANCE COMPANY



                                  By: /s/ Scott Donovan
                                      ------------------------------------------
                                      Name:  Scott Donovan
                                      Title: President



                                  ORH HOLDINGS INC.


                                  By: /s/ Eric P. Salsberg
                                      ------------------------------------------
                                      Name:  Eric P. Salsberg
                                      Title: Vice President

                                   ANNEX INDEX

ANNEX            DESCRIPTION
-----            -----------

 A               Directors and Executive Officers of 1109519 Ontario Limited

 B               Directors and Executive Officers of The Sixty Two Investment
                 Company Limited

 C               Directors and Executive Officers of 810679 Ontario Limited

 D               Directors and Executive Officers of Fairfax Financial Holdings
                 Limited

 E               Directors and Executive Officers of FFHL Group Ltd.

 F               Directors and Executive Officers of Fairfax Inc.

 G               Members of the Board of Managers and Executive Officers of
                 Fairfax Financial (US) LLC

 H               Directors and Executive Officers of TIG Holdings, Inc.

 I               Directors and Executive Officers of TIG Insurance Group

 J               Directors and Executive Officers of TIG Insurance Company

 K               Directors and Executive Officers of ORH Holdings Inc.


                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Winslow W. Bennett                                 President, Winwood Holdings Ltd.,              Canadian
(Chairman)                                         505 Burrard Street
                                                   Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax     Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------

Winslow W. Bennett                                 President, Winwood Holdings Ltd.                Canadian
(Chairman)                                         505 Burrard Street
                                                   Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited


                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               -------------------------------------------    -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(Chairman and Chief Executive Officer)             Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Winslow W. Bennett                                 President, Winwood Holdings Ltd.               Canadian
(Director)                                         505 Burrard Street, Suite 1880
                                                   Vancouver, British Columbia
                                                   V7X 1M6

Robbert Hartog                                     President, Robhar Investments Ltd.             Canadian
(Director)                                         R.R. #1
                                                   Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                                  Independent Business Consultant                Canadian
(Director)                                         Toronto, Ontario, Canada

Trevor J. Ambridge                                 Vice President and Chief                       Canadian
(Vice President and Chief Financial Officer)       Financial Officer, Fairfax
                                                   Financial Holdings Limited

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President, Corporate Affairs)                Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

     The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------
James F. Dowd                                      President and Chief Executive Officer,         United States
(Chairman)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07960

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

Roland W. Jackson                                  Vice President and Director,                   United States
(Executive Vice President and Chief Financial      Fairfax Inc.
Officer)

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               -------------------------------------------    -----------

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

James F. Dowd                                      President and Chief Executive Officer,         United States
(President, Chief Executive Officer and Director)  Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07906

Ronald Schokking                                   Vice President,                                Canadian
(Vice President, Treasurer and Director)           Fairfax Financial Holdings
                                                   Limited

Roland W. Jackson                                  Vice President and Director,                   United States
(Vice President and Director)                      Fairfax Inc.

                                                                         ANNEX G

           MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF
                           FAIRFAX FINANCIAL (US) LLC

     The following table sets forth certain information with respect to the members of the board of managers and executive officers of Fairfax Financial
(US) LLC.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

John K. Cassil                                     Assistant Secretary,                           United States
(President and Manager)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.
                                                   Irving, Texas 75039

Roland Jackson                                     Vice President,                                United States
(Manager)                                          Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07906

William McManus                                    Managing Director,                             United States
(Manager)                                          Horizon Management, Inc.
                                                   8318 Pineville-Matthews Road
                                                   Suite 390 G
                                                   Charlotte, NC 28226

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President)                                   Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

     The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(Chairman and Director)                            Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Trevor J. Ambridge                                 Vice President and Chief                       Canadian
(Director)                                         Financial Officer,
                                                   Fairfax Financial Holdings Limited

Michael A. Coutu                                   Chairman, TIG Insurance Company,               United States
(Director)                                         5205 North O'Connor Blvd.
                                                   Irving, Texas 75039

Dennis C. Gibbs                                    Chief Executive Officer and Director,          United States
(Chief Executive Officer and Director)             TIG Insurance Company

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
and Treasurer)                                     TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Michael A. Coutu                                   Chairman,                                      United States
(Chairman and Director)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.,
                                                   Irving, Texas 75039

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company

Dennis C. Gibbs                                    Chief Executive Officer and Director,          United States
(Chief Executive Officer and Director)             TIG Insurance Company

William J. Gillett                                 Senior Vice President, General Counsel,        United States
(Senior Vice President, General Counsel,           Secretary, and Director,
Secretary, and Director)                           TIG Insurance Company


Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer, and Director)                           TIG Insurance Company

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Michael A. Coutu                                   Chairman,                                      United States
(Chairman and Director)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.,
                                                   Irving, Texas 75039

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company

Charles G. Ehrlich                                 Senior Vice President and Director,            United States
(Senior Vice President and Director)               TIG Insurance Company

Dennis C. Gibbs                                    Chief Executive Officer and Director,          United States
(Chief Executive Officer and Director)             TIG Insurance Company

William J. Gillett                                 Senior Vice President, General Counsel,        United States
(Senior Vice President, General Counsel,           Secretary, and Director,
Secretary and Director)                            TIG Insurance Company

Robert L. Gossett                                  Senior Vice President and Director,            United States
(Senior Vice President and Director)               TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer and Director)                            TIG Insurance Company

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

     The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Andrew A. Barnard                                  President and Chief Executive Officer,         United States
(President)                                        Odyssey Re Holdings Corp.
                                                   140 Broadway Avenue
                                                   39th Floor
                                                   New York, NY  10005

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

                                                                   EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION
-----------            -----------
    1.                 Registration Rights Agreement dated June 19, 2001 between Odyssey Re Holdings
                       Corp., TIG Insurance Company and ORH Holdings Inc. (Previously filed).

    2.                 Master Note Purchase Agreement dated as of March 3, 2003.

    3.                 Promissory Note ("Note 1") in the amount of $39,022,500 due February 28, 2010 exchangeable into 2,150,000 Shares.

    4.                 Promissory Note ("Note 2") in the amount of $39,022,500 due February 28, 2010 exchangeable into 2,150,000 Shares.

    5.                 Note Purchase Confirmation No. 1 relating to the purchase of Note 1.

    6.                 Note Purchase Confirmation No. 2 relating to the purchase of Note 2.

    7.                 Pledge Agreement dated as of March 3, 2003.

    8.                 Joint filing agreement dated as of March 5, 2003 between V. Prem Watsa, 1109519
                       Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario
                       Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc.,
                       Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG Insurance Group, TIG
                       Insurance Company, and ORH Holdings Inc.



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